Zuma360 Software Inc

2007 SHAREHOLDER RETURN BASED RESTRICTED STOCK UNITS Sub Plan

AGREEMENT

Dated as of ________, 2007

                This 2007 Shareholder Return Based Restricted Stock Units Sub Plan (“Sub-Plan”) sets forth rules and regulations adopted by the Committee for issuance of Performance Share Awards under Section ___of the 2007 Stock Option Plan (“2007 Stock Option Plan”). In the event of any conflict between this Sub-Plan and the Plan, the terms and conditions of the 2007 Stock Option Plan shall control.

                In recognition of the important contributions that the (“Employee”) can make to the success of Zuma360 Software Inc (the “Company”) and its Affiliates (together with the Company, the “Company Group”), the Company hereby grants to the Employee the Restricted Stock Units Award described below.

1.  The Restricted Stock Units Award. The Company hereby grants to the Employee ______________________ Units, subject to the terms and conditions of this Agreement and the Plan. An Award shall be paid hereunder only to the extent as provided in this Agreement. The Employee’s rights to the Units are subject to the restrictions described in this Agreement and the 2007 Stock Option Plan in addition to such other restrictions, if any, as may be imposed by law.

2.  Definitions. The following definitions will apply for purposes of this Agreement.

(a) “ Adjusted Fair Market Value ” means as defined in 2007 Stock Option Plan.

(b) “ Agreement ” means this Shareholder Return Based Restricted Stock Units Agreement granted by the Company and agreed to by the Employee.

(c) “ Annual Total Shareholder Return Target ” means the target percentage of Total Shareholder Return per year, as established by the Committee on or prior to the Grant Date.

(d) “ Award ” means the grant of Units in accordance with this Agreement.

(e)  “ Cause ” shall mean (i) the Employee’s conviction of or plea of nolo contendere to a felony or other crime involving moral turpitude; (ii) the Employee’s fraud, theft or embezzlement committed with respect to the Company or its Affiliates; (iii) the Employee’s acts or failures to act that cause demonstrable harm to the Company or any of its Affiliates; or (iv) the Employee’s willful and continued failure to perform his or her material duties to the Company and its Affiliates. “Cause” shall include other terms defined in the Individual’s employment contract and 2007 Stock Option Plan.

(f)  “ Determination Date ” means each date on which the Total Shareholder Return Requirement is measured; the first Determination Date shall occur on the twelve month anniversary following the Grant Date, the subsequent three Determination Dates shall occur on each of the succeeding three twelve month anniversaries of the Grant Date.

(g)  “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(h)  “ Earned ” means that portion of an Award that has satisfied the applicable Total Shareholder Return Requirement on a Determination Date, as described in Section 3, or that has become Earned in connection with a Covered Transaction as described in Section 6.

(i) “Fair Market Value” as defined in 2007 Stock Option Plan

(j) “ Grant Date ” means the date on which the Restricted stock units are awarded.

(l)  “ Payment Date ” means, as to Earned and Vested Units, the earliest of (1) any date the Company determines that is within 30 days of the date on which the Units become Vested; or (2) immediately preceding a Covered Transaction (with respect to Units that become Vested in connection with the Covered Transaction).

(m) “ Total Shareholder Return ” as defined in 2007 Stock Option Plan

(n) “ Total Shareholder Return Requirement ” means the target percentage of Total Shareholder Return required to have been met as of a Determination Date, as described in Section 3.

(o) “ Vested ” means that portion of the Award to which the Employee has a nonforfeitable right.

(p) “Salary” means the regular base rate of compensation payable by the Company to a Participant on an annual basis. Salary does not include bonuses, if any, or incentive compensation, if any. Such compensation shall not be reduced by any deferrals made under any other plans or programs maintained by the Company

3. Earned Award.

3.1 Participant Selection. Participants under this Sub-Plan shall be selected by the Committee in its sole discretion as provided in Section 4.2 of the Plan.

3.2 Awards. The Compensation Committee may, in its sole discretion, grant Awards to some or all of the Participants in the form of a specific number of Performance Shares. Except as described below, the target and maximum value of any Award granted to any Participant in any calendar Year will be based upon the following:

Participant	Target Award	Maximum Award
CEO*	233% of Salary	291.25% of Salary
COO*	184% of Salary	230% of Salary
CFO*	133% of Salary	166.25% of Salary
Presidents*/Executive VPs*	117% of Salary	146.25% of Salary
Senior VPs*	100% of Salary	125% of Salary
VP/Department Heads**
Level I	80% of Salary	100% of Salary
Level II	67% of Salary	83.75% of Salary
Key Managers	67% of Salary	83.75% of Salary

* Senior Management Committee level position

**Levels shall be determined in the sole discretion of the Committee

3.3 An Award shall be Earned on the following schedule, provided that the Total Shareholder Return Requirement set forth below is satisfied.

PERFORMANCE SCHEDULE

PERFORMANCE SHARE CALCULATION
for the 2007-2008, and 2007-2009 Performance Periods

Total Shareholder Return(1)(2)	<5%	5%	8%	10.5% or >
% of Target Award Earned(2)	0%	50%	100%	200%

[1] For purposes of Section 3 of the Sub-Plan, the Prorated Total Shareholder Return shall be used.

[2] Straight line interpolation between points

[3] Total Shareholder Return performance metrics to be established by the Committee on an annual basis

3.4   Administrator  Discretion. Unless a Change in Control shall have occurred, the Administrator retains the sole discretion to reduce the number of Performance Shares earned, with respect to any or all Participants, if the formula would result in payouts that the Committee deems to be disproportionate to Company performance or other circumstances merit a reduction in the amounts earned. Administrator may also modify the Performance metrics described above, depending on macro and micro economic indicators.

3.5 Payment of Awards. The number of Performance Shares earned shall be paid in accordance with the provisions of Section 3.2, as appropriate.

3.6 Minimum Stock Price: For any calculation of awards, the base minimum share price should be $4 per share or more on the date of determination.

(c) Once Earned pursuant to this Section 3 above, an Award shall remain Earned notwithstanding that the Total Shareholder Return subsequently decreases.

d) 50% of the Award shall vest immediately and the balance shall vest equally in the following 2 years so long as the employee is in continuous employment.

4. Payment of Award.

On the Payment Date, the Company shall issue to the Employee that number of shares of Common Stock as equals that number of Units which have been both Earned and Vested.

5. Covered Transaction.

In the event of a merger or change in control as defined in the 2007 Stock Option Plan, that portion of the Award that is then Earned shall become Vested and that portion of the Award that is not then Earned shall not be Vested and shall be forfeited automatically unless the Committee determines, in its sole discretion, to accelerate the vesting of all or any portion of the Awards that are not then Vested. In the event of an acquisition of the Company by another corporation at a minimum of 12% premium of the listed stock price on the date of acquisition, the Committee may decide to vest all the outstanding Awards.

6. Termination of Employment.

(a)  Resignation or Termination by the Company . If the Employee ceases to be employed by the Company Group prior to the Vesting Date as a result of resignation, dismissal or any other reason, then this Award shall be forfeited automatically; provided that in the event that the Employee’s employment terminates prior to the Vesting Date on account of (1) the Employee’s death, (2) Disability, (3) Retirement, (4) termination by the Company without Cause, or (5) a Good Reason Termination, then that portion of the Award that is then Earned shall be Vested on the date of termination and the remaining portion of the Award shall be forfeited automatically.

(b)  Rights upon Termination Pursuant to Agreement . The Company may provided rights to the Employee upon in respect of the Award upon termination of employment that differ from those set forth in Section 6(a) pursuant to an agreement with such Employee. Except to the extent otherwise addressed in any such agreement, the provisions of Section 6(a) and the 2007 Stock Plan shall control.

7. Miscellaneous.

   (a)  Adjustments Based on Certain Changes in the Common Stock. In the event of any stock split, reverse stock split, stock dividend, recapitalization or similar change affecting the Common Stock, the Award shall be equitably adjusted.

   (b)  No Voting Rights/Dividends . The Award shall not be interpreted to bestow upon the Employee any equity interest or ownership in the Company or any Affiliate prior to the Payment Date. The Employee is not entitled to vote any Common stock by reason of the granting of this Award (whether or not Earned) or to receive or be credited with any dividends declared and payable on any Common Stock underlying any Award (whether or not Earned) prior to any Payment Date.

(c) No Assignment . No right or benefit or payment under the Plan shall be subject to assignment or other transfer.

   (d)  Withholding . The Employee shall pay to the Company, or make provision satisfactory to the Company for payment of, any taxes required by law to be withheld in respect of an Award, no later than the Payment Date. The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind due to the Employee. Such withheld amounts shall include shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of retention.

(e) Employment Rights . This Agreement shall not create any right of the Employee to continued employment with the Company or its Affiliates or limit the right of Company or its Affiliates to terminate the Employee’s employment at any time and shall not create any right of the Employee to employment with the Company or any of its Affiliates. Except to the extent required by applicable law that cannot be waived, the loss of the Award shall not constitute an element of damages in the event of termination of the Employee’s employment even if the termination is determined to be in violation of an obligation of the Company or its Affiliates to the Employee by contract or otherwise.

   (f)  Unfunded Status . The obligations of the Company hereunder shall be contractual only. The Employee shall rely solely on the unsecured promise of the Company and nothing herein shall be construed to give the Employee or any other person or persons any right, title, interest or claim in or to any specific asset, fund, reserve, account or property of any kind whatsoever owned by the Company or any Affiliate.

   (g)  Severability . Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law.

   (h)  Governing Law. This Agreement and all actions arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

   (i)  409A. The Award shall be construed and administered consistent with the intent that it be at all times in compliance with, or exempt from, the requirements of Section 409A of the Internal Revenue Code and the regulations thereunder.

   (j)  Section 162(m). The Award shall be construed and administered consistent with the intent that it qualify to the maximum extent possible as qualifying performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code and the regulations thereunder.

(k) Amendment . This Agreement may be amended only by mutual written agreement of the parties.

IN WITNESS WHEREOF, Zuma360 Software Inc has executed this Restricted Stock Units Agreement as of the date first written above.

Zuma360 Software Inc

By:

Name:

Title:

Acknowledged and agreed:

EMPLOYEE

By:

Name: